Exhibit 99.1

ReneSola Ltd Announces Third Quarter 2010 Results

Company achieves record results with revenues of US$358.7 million, quarterly solar wafer and module shipments of 324.9 MW and net income of US$60.1 million

JIASHAN, China, November 5, 2010 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) (AIM: SOLA), a leading global manufacturer of solar wafers and provider of solar module original equipment manufacturer (“OEM”) services, today announced its unaudited financial results for the third quarter ended September 30, 2010.

Third Quarter 2010 Financial and Operating Highlights

•	Total solar wafer and module shipments in Q3 2010 were a record 324.9 megawatts (“MW”), an increase of 25.8 % from 258.3 MW in Q2 2010.

•	Q3 2010 net revenues were a record US$358.7 million, an increase of 41.3% from US$253.9 million in Q2 2010.

•	Q3 2010 gross profit was US$116.7 million with a gross margin of 32.5%, compared to gross profit of US$76.6 million with a gross margin of 30.2% in Q2 2010.

•	Q3 2010 operating income was US$86.4 million with an operating margin of 24.1%, compared to operating income of US$52.5 million with an operating margin of 20.6% in Q2 2010.

•	Q3 2010 net income was a record US$60.1 million, representing basic and diluted earnings per share of US$0.35 and basic and diluted earnings per American depositary share (“ADS”) of US$0.70.

•
The Company generated strong operating cash flow of US$118.7 million in Q3 2010, bringing cash and cash equivalents and restricted cash at the end of Q3 2010 to US$286.6 million, compared with US$246.6 million at the end of Q2 2010, while further reducing total debt from US$577.1 million at the end of Q2 2010 to US$542.2 million at the end of Q3 2010.

“Continuous cost reduction efforts coupled with robust market demand has led us to deliver another quarter of impressive financial and operating results,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “As we focus on the production of high-quality wafers supported by module services, our growing in-house polysilicon production capacity will allow us to more effectively hedge our upstream risk and seize opportunities that will further define our company as a leading provider of solar energy.”

Julia Xu, ReneSola’s chief financial officer, added, “Our ongoing emphasis on improving manufacturing efficiencies has led to another quarter of improved margins and a substantial increase in our top and bottom line results. Additionally, our strong cash flow generation and prudent capital expenditures have resulted in a net cash balance of US$286.6 million for the first nine months of 2010, improving our capital structure and positioning us well for further expansion in 2011.”

Results for the Third Quarter 2010

Product Shipments

	3Q10	2Q10	3Q09	Q-o-Q%	Y-o-Y%
Total Solar Wafer and Module Shipments (MW)	324.9	258.3	146.9	25.8%	122.1%
Wafer Shipments (MW)	226.6	206.7	134.3	9.6%	68.7%
Module Shipments (MW)	98.3	50.6	10.8	94.3%	810.2%

Net Revenues

	3Q10	2Q10	3Q09	Q-o-Q%	Y-o-Y%
Net Revenues (US$mln)	$358.7	$253.9	$140.9	41.3%	154.6%

Record revenues in Q3 2010 were driven by a combination of higher average selling prices (“ASP”) and strong growth in our module business.

Gross Profit

	3Q10	2Q10	3Q09	Q-o-Q%	Y-o-Y%
Gross Profit (US$mln)	$116.7	$76.6	$4.7	52.4%	2,383.0%
Gross Margin	32.5%	30.2%	3.4%	-	-

Operating Income (Loss)

	3Q10	2Q10	3Q09	Q-o-Q%	Y-o-Y%
Operating Expenses (US$mln)	$30.3	$24.2	$12.5	25.5%	142.4%
Operating Income (Loss) (US$mln)	$86.4	$52.5	($7.8)	64.7%	-
Operating Margin	24.1%	20.6%	(5.5%)	-	-

Increases in operating expenses were primarily due to AIM delisting fees of US$2.0 million as a result of the cost of conversion of shares into ADSs and an increase in research and development costs of US$1.8 million for the production improvement of wafer processing.

Net Income (Loss) Attributable to Holders of Ordinary Shares

	3Q10	2Q10	3Q09
Net Income (Loss) (US$mln)	$60.1	$36.1	($10.2)
Earnings (Loss) Per Share	$0.35	$0.21	($0.07)
Earnings (Loss) Per ADS	$0.70	$0.42	($0.14)

The Company achieved record net income of US$60.1 million, an increase of 66.7% from US$36.1 million in Q2 2010. Basic and diluted earnings per share were US$0.35, and basic and diluted earnings per ADS were US$0.70.

Business Highlights

Polysilicon Update

The Company will continue to build out its polysilicon production capabilities in the coming quarters in order to mitigate raw material volatility and diversify procurement risk. The Company produced approximately 269 metric tonnes (“MT”) of polysilicon in Q3 2010, an increase of 66.0% from approximately 162 MT in Q2 2010. The Company expects to yield 500 MT to 600 MT of polysilicon during Q4 2010 with production cost reduced to US$45 per kilogram by the end of the quarter. The plant is on target to produce 3,000 MT to 3,500 MT with production cost below US$35 per kilogram by the end of the first half of 2011.

Wafer Business

ReneSola’s wafer business continued to excel in Q3 2010 as wafer processing cost was further reduced to US$0.25/watt (“W”) with average polysilicon input cost of US$50 per kilogram to US$55 per kilogram. The Company’s prudent control over raw material procurement has led to steady polysilicon input prices which has provided protection against rising polysilicon spot prices. For Q4 2010, the Company expects to lower its wafer processing cost to US$0.24/W and achieve average polysilicon cost of US$55 per kilogram to US$60 per kilogram. Year-to-date, the Company has signed 9 new long-term wafer contracts for a period of 1 to 5 years under fixed volume and fixed pricing schedules, totaling 820 MW for 2011, which shall represent 68% of the Company’s expected wafer product shipments.

Module Business

ReneSola continues to advance its downstream module business. The Company delivered record module shipments of 98.3 MW with an ASP of US$1.85/W in Q3 2010. The Company remains confident that its downstream platform will enhance its competitive edge by providing additional value to its customers. The Company expects to achieve similar module shipments and ASP in Q4 2010 and expects module shipments to reach 400 MW in 2011.

Strong Operating Cash Flows and Improved Capital Structure

The Company generated strong operating cash flows of US$118.7 million in the third quarter of 2010, bringing total operating cash flows to US$287.1 million for the first nine months of 2010. Consistently strong operating cash flows and a net cash and cash equivalents and restricted cash position of US$286.6 million at the end of Q3 2010, compared to US$246.6 million at the end of Q2 2010, allowed the Company to steadily reduce its net debt-to-equity ratio to below 50% as of September 30, 2010. The Company expects to continue to generate strong operating cash flows with similar trajectory during the fourth quarter of 2010, placing the Company in a good position to continue increasing its cash while holding its debt level steady for the remainder of 2010.

Capacity Expansion Plans and Related CAPEX

ReneSola spent US$86.7 million on capital expenditures during the first nine months of 2010 and is expected to spend another US$51.1 million in 2010, bringing total capital expenditure in 2010 to US$137.8 million. The Company expects to spend US$150 million in 2011 to expand wafer production capacity from the current 1.2 GW to 1.8 GW while increasing module production capacity from the current 375 MW to 600 MW.

AIM Cancellation

At ReneSola’s annual general meeting on August 20, 2010, the Company passed a resolution to cancel its AIM quotation effective November 30, 2010 or such later date as the Company’s directors may determine. Application has therefore been made to cancel the AIM quotation with effect from November 30, 2010.

Company Appoints New Vice President of Wafer Manufacturing

The Company recently appointed Robin Liu as vice president of wafer manufacturing. Mr. Liu previously served as the Company’s vice general manager and director of its silicon wafer division. Mr. Liu has over 14 years of experience in engineering and operations management having previously served as a senior manufacturing manager at Kemet (Suzhou) Co., Ltd., industrial operations manager at Schneider (Suzhou) Transformers Co., Ltd., a manufacturing center manager and head of production and engineering at Royal Philips Electronic Sound Solutions Beijing, and an engineer with The Waterborne Transportation Institute of The Ministry of Communications. Mr. Liu received a degree in mechanical engineering from Shanghai Tongji University in 1996.

Outlook

Reflecting the robust market demand for solar products, ReneSola increases its Q4 2010 guidance. The Company expects total solar wafer and module shipments to be in the range of 310 MW to 330 MW, revenues to be in the range of US$340 million to US$360 million and gross profit margin to be between 30% to 32% in Q4 2010.

Full year 2010 solar wafer and module shipments are expected to be in the range of 1.13 GW to 1.15 GW. For the full year 2011, the Company expects solar wafer and module shipments to be in the range of 1.6 GW to 1.7 GW, representing an increase of 42% to 48% year-over-year.

Conference Call Information

ReneSola’s management will host an earnings conference call on Friday, November 5, 2010 at 8 am U.S. Eastern Time / 8 pm Beijing/Hong Kong time / 12 pm Greenwich Mean Time.

Dial-in details for the earnings conference call are as follows:

U.S. / International:	+1-857-350-1596
United Kingdom:	+44-207-365-8426
Hong Kong:	+852-3002-1672

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “ReneSola Call.”

A replay of the conference call may be accessed by phone at the following number until November 12, 2010:

International:	+1-617-801-6888
Passcode:	73941661

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola’s website at http://www.renesola.com.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low-cost production capabilities and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and OEM services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA).

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,” “expects” or “anticipates” will occur, what “will” or “could” happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Ms. Feng Qi
ReneSola Ltd
Tel:	+86-573-8477-3903
E-mail: feng.qi@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:	+86-8520-6284
E-mail: derek.mitchell@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel:	+1-646-460-9989
E-mail: jessica.cohen@ogilvypr.com

In the United Kingdom:

Mr. Tim Feather / Mr. Richard Baty
Westhouse Securities Limited, London
Tel:	+44-20-7601-6100
E-mail:	jessica.cohen@ogilvypr.com
richard.baty@westhousesecurities.com

		RENESOLA LTD
	Unaudited Consolidated Balance Sheet
		(US dollars in thousands)
	September 30,	June 30,	December 31,	September 30,
	2010	2010	2009	2009
ASSETS
Current assets:
Cash and cash equivalents	211,586	171,208	106,808	95,210
Restricted cash	75,051	75,384	25,266	28,852
Available for sale investment	3,512	4,975	6,207	-
Trade receivable, net of allowances for doubtful receivables	120,366	102,629	107,987	86,780
Inventories, net of inventory provisions	163,629	164,770	137,844	162,196
Advances to suppliers, current portion	41,898	18,917	12,092	39,729
Amounts due from related parties	401	412	440	439
Value added tax recoverable	40,409	44,341	51,843	44,411
Prepaid expenses and other current assets	15,620	10,784	7,412	6,184
Deferred tax assets, current portion	22,155	25,124	24,325	22,799
Total current assets	694,627	618,543	480,224	486,600

Property, plant and equipment, net	786,025	743,079	702,816	618,732
Prepaid land rent, net	25,707	25,351	23,137	23,277
Other intangible assets	553	425	1,349	2,474
Deferred tax assets, non-current portion	18,948	27,723	40,227	36,020
Advances to suppliers, non-current portion	-	7,204	8,072	19,140
Advances for purchases of property, plant and equipment	15,871	13,402	20,840	76,948
Other long-term assets	2,881	2,670	2,840	2,131
Goodwill	5,323	5,323	5,323	5,323
Total assets	1,549,935	1,443,719	1,284,829	1,270,645

LIABILITIES AND EQUITY

Current liabilities:
Short-term borrowings	353,558	388,028	358,634	312,560
Accounts payable	209,409	190,779	93,406	78,414
Advances from customers, current portion	82,356	51,276	53,852	59,682
Amounts due to related parties	24	24	24	40
Other current liabilities	96,861	73,848	71,460	74,116
Derivative liabilities	2,426	-	-	-
Convertible bond payable, current portion	-	-	32,475	-
Total current liabilities	744,634	703,955	609,851	524,812

Convertible bond payable	-	-	-	99,330
Long-term borrowings	188,596	189,073	189,279	170,666
Advances from customers, non-current portion	82,821	90,198	78,578	99,428
Other long-term liabilities	20,660	12,911	10,858	20,880
Total liabilities	1,036,711	996,137	888,566	915,116

Equity
Common shares	415,001	414,585	413,753	345,645
Additional paid-in capital	22,995	21,896	21,065	20,410
Retained earnings/accumulated deficits	47,342	(12,772)	(60,609)	(32,483)
Accumulated other comprehensive income	27,886	23,873	22,054	21,957
Total equity	513,224	447,582	396,263	355,529

Total liabilities and equity	1,549,935	1,443,719	1,284,829	1,270,645

	RENESOLA LTD
	Unaudited Consolidated Statements of Income Data
	(US dollars in thousands, except ADS and share data)

	Three Months Ended
	September 30, 2010	June 30, 2010	September 30, 2009

Net revenues	358,704	253,879	140,945
Cost of revenues	(241,964)	(177,255)	(136,207)
Gross profit	116,740	76,624	4,738

Operating expenses:
Sales and marketing	(2,330)	(1,815)	(1,752)
General and administrative	(15,900)	(13,371)	(5,809)
Research and development	(9,300)	(7,459)	(4,800)
Other general expenses	(2,806)	(1,529)	(151)
Total operating expenses	(30,336)	(24,174)	(12,512)

Income (loss) from operations	86,404	52,450	(7,774)

Non-operating expenses:
Interest income	438	378	269
Interest expenses	(6,199)	(5,299)	(4,152)
Foreign exchange gain (loss)	582	(7)	116
Fair value change on derivative liabilities	(492)	(147)	-
Investment income	(2,578)	293	-
Total non-operating expenses	(8,249)	(4,782)	(3,767)
Income (loss) before income tax	78,155	47,668	(11,541)

Income tax benefit (expense)	(18,041)	(11,607)	1,370
Net income (loss) attributed to holders of ordinary shares	60,114	36,061	(10,171)

Earnings (Loss) per share
Basic	0.35	0.21	(0.07)
Diluted	0.35	0.21	(0.07)

Earnings (Loss) per ADS
Basic	0.70	0.42	(0.14)
Diluted	0.70	0.42	(0.14)

Weighted average number of shares used in computing earnings per share
Basic	172,767,742	172,706,512	141,624,912
Diluted	172,921,501	172,706,512	141,624,912

	CONSOLIDATED CASH FLOW STATEMENT
	(US dollars in thousands, except ADS and share data)
	Nine Months Ended
	September 30, 2010	September 30, 2009

Operating activities:
Net income (loss)	107,951	(43,779)
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in earnings of investee	-	291
Inventory write-down	(290)	68,047
Depreciation and amortization	40,301	20,983
Amortization of deferred convertible bond issue costs and premium	327	1,937
Allowances for doubtful receivables and advance to suppliers	6,374	866
Prepaid land use right expensed	551	261
Change in fair value of derivatives	639	-
Gain on early extinguishment of debt, net of inducement charges	-	(5,353)
Share-based compensation	2,711	2,627
Loss on disposal of long-lived assets	673	6
Changes in operating assets and liabilities:
Accounts receivable	(11,600)	(41,472)
Inventories	(22,318)	(23,955)
Advances to suppliers	(25,797)	21,434
Amounts due from related parties	47	(11,783)
Value added tax recoverable	12,274	(28,093)
Prepaid expenses and other current assets	(10,124)	6,914
Prepaid land use right	(1,044)	(110)
Accounts payable	112,421	29,582
Advances from customers	30,933	3,432
Other liabilities	15,796	18,398
Deferred taxes	24,292	(43,028)
Accrued warranty	2,972	255
Net cash provided by (used in) operating activities	287,089	(22,540)

Investing activities:
Purchases of property, plant and equipment	(94,519)	(273,751)
Advances for purchases of property, plant and equipment	2,392	75,911
Purchase of other long-term assets	(433)	(438)
Cash received from government subsidy	5,910	5,959
Proceeds from disposal of property, plant and equipment	51	-
Restricted cash	(48,289)	(22,491)
Cash consideration for acquisition	-	(16,831)
Net cash used in investing activities	(134,888)	(231,641)

Financing activities:
Proceeds from borrowings	552,595	458,799
Repayment of bank borrowings	(569,012)	(202,035)
Cash paid for issuance cost	(252)	-
Proceeds from exercised stock option	468	-
Cash consideration paid to repurchase convertible bonds	(32,715)	(19,781)
Net cash provided by (used in) financing activities	(48,916)	236,983

Effect of exchange rate changes	1,493	75

Net increase (decrease) in cash and cash equivalents	104,778	(17,123)
Cash and cash equivalents, beginning of year	106,808	112,333
Cash and cash equivalents, end of year	211,586	95,210